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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)



                                 TRIBUNE COMPANY
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                                (Name of Issuer)

                        Common Stock (Without Par Value)
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                         (Title of Class of Securities)

                                   896047 10 7
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                                 (CUSIP Number)


                             Thomas E. Chomicz, Esq.
                               Quarles & Brady LLP
                       500 West Madison Street, Suite 3700
                             Chicago, Illinois 60661
                                 (312) 715-5000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 3, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                       1

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CUSIP No. 896047 10 7             SCHEDULE 13D

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1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Robert R. McCormick Tribune Foundation
    I.R.S. Identification No. 36-3689171
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [ ]

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3.  SEC Use Only


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4.  Source of Funds (See Instructions)

    00
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
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6.  Citizenship or Place of Organization

    Illinois
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                7.  Sole Voting Power
  Number of
                    28,023,788
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    -0-
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    28,023,788
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    -0-
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     28,023,788
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12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [ ]
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13.  Percent of Class Represented by Amount in Row (11)

     11.7%
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14.  Type of Reporting Person (See Instructions)

     CO
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CUSIP No. 896047 10 7             SCHEDULE 13D


                        AMENDMENT NO. 13 TO SCHEDULE 13D

         This Amendment No. 13 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") by the Robert R. McCormick Tribune Foundation (the "Foundation") on November 20, 1990 is being filed to update its disclosure under Item 4 with respect to the common stock of the Issuer ("Common Stock") and to provide updated information with respect to its percentage ownership of Common Stock.


ITEM 4.    PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety to report that:

         With respect to the shares of Common Stock of the Issuer owned by the Foundation, the Foundation will be engaged in a continuing evaluation of the Issuer's financial condition, operations and prospects, other business and investment opportunities, economic conditions and conditions in domestic and foreign stock, money, exchange and other markets as well as the Foundation's financial condition, operations and long and short-term financial needs to carry out its tax exempt purposes.

         Because of the Foundation's sizeable investment in the Issuer and in view of the strategic assessment being conducted by the Issuer, the Foundation has (i) established an Advisory Committee of its Board of Directors consisting of two directors who are not employed by the Issuer to analyze and evaluate the course of action that the Foundation should take with respect to its shares of common stock of the Issuer (the Directors of the Foundation who are also executives of the Issuer have been isolated from this process on behalf of the Foundation), (ii) engaged The Blackstone Group L.P. as its financial advisor and
(iii) executed a non-disclosure agreement with the Issuer to obtain access to confidential Issuer information.

         Based upon its and its financial advisor's evaluation and the course of future developments, the Foundation reserves the right to take such actions as it deems appropriate in light of the circumstances existing at the time, including, without limitation, making additional purchases of Common Stock or disposing of its shares of Common Stock in the open market, block trades, privately negotiated transactions or otherwise, and pursuing alternative transactions.

         On occasion the Foundation has in the past made grants of shares of Common Stock in furtherance of its charitable purposes. Although the Foundation does not have any specific plan or proposal to make charitable grants of shares of Common Stock, the Foundation reserves the right to do so.

         Other than as set forth above, the Foundation currently has no specific plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) is hereby amended and restated in its entirety to report that:

         (a) As of the date hereof, the Foundation beneficially owns 28,023,788 shares


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CUSIP No. 896047 10 7             SCHEDULE 13D


of Common Stock, which represents approximately 11.7% of the outstanding shares of Common Stock. This percentage is based upon an aggregate of 238,873,318 shares of Common Stock being issued and outstanding at October 23, 2006 according to the Form 10-Q filed by the Issuer with the Commission for the quarterly period ending September 24, 2006. This number of outstanding shares excludes 60,683,388 shares of Common Stock held by subsidiaries of the Issuer. It is the foregoing percentage that is reported on the cover page of this Amendment No. 13 to Schedule 13D. The Foundation's reported beneficial ownership excludes 3,259,000 shares of Common Stock owned by the Cantigny Foundation, an Illinois not-for-profit corporation, which currently has a board of directors that has the same members as that of the Foundation.




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CUSIP No. 896047 10 7             SCHEDULE 13D


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 4, 2007                              ROBERT R. McCORMICK TRIBUNE
                                             FOUNDATION


                                             By:  /s/ David L. Grange
                                                  --------------------------
                                                  David L. Grange
                                                  President